02 AUG 15 PM 12:12

02049264

SUPPL

7 August 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

PROCESSED
AUG 26 2002
THOMSON
FINANCIAL

David Jones Limited -
4th Quarter Sales results

i am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

ASX AND MEDIA RELEASE
FOR IMMEDIATE DISTRIBUTION

7 August 2002

DAVID JONES LIMITED ANNOUNCES
4TH QUARTER SALES UP 10.4%
FULL YEAR PROFIT GUIDANCE RAISED

- An excellent result - Group Sales + 10.4%, Like for Like sales + 5.7% in 4th Quarter
- Limited impact of discounting on margins
- Full year profit guidance raised
- Strong results across all merchandise categories in particular cosmetics and apparel, and in W.A. & Vic
- 3 year trend of market share growth continues

Leading Australian Department Store retailer David Jones Limited ('David Jones') today announced a 10.4% increase in fourth quarter sales to $425.8m (2001 $385.6m). Like for like sales ('LFL') for the department store business for the 4th Quarter increased 5.7%. Total sales for the year (52 weeks to end July 2002) were $1,668.2m, up 7.8% on the previous corresponding period (2001 $1,547.5m) and LFL sales were up 3.1%.

Chief Executive Officer, Mr. Peter Wilkinson said, "This is an excellent result which confirms the strength and resilience of our brand and the strong underlying performance of our department store business."

"We have again demonstrated our ability to manage the retail cycle well. We moved quickly at the beginning of this calendar year to utilise the upturn in the cycle to maximise our winter half sales. We've had an outstanding half as a result," he said.

In light of the strong sales performance, David Jones is raising its previous guidance (disclosed to the market in a May 14 presentation①) for full-year Net Profit After Tax ('NPAT'), before preference share dividends. The company now expects NPAT before preference share dividends to be within the following ranges:

- $34.5m to $35.5m, before significant items, an increase on the previous guidance range of $33m to $34m.
- $12.5m to $13.5m, after significant items, an increase on the previous guidance range of $11m to $12m (before allowing for any possible Foodchain lease exit costs).

More detail will be provided at the time of the release of the full year results in the third week of September.

	LAST YEAR 2000/2001 $M	**THIS YEAR 2001/2002 $M**	**Variance (total group) %**	**LFL② (core dept store bus only) %**
13 Weeks ended 27 October 2001	338.6	358.2	+ 5.8	+1.6
13 Weeks ended 26 January 2002	493.0	520.9	+ 5.7	+0.9
Half Year Sales (26 weeks to 26 January)	831.6	879.1	+ 5.7	+1.2
13 Weeks ended 27 April 2002	330.3	363.3	+10.0	+4.8
13 Weeks ended 27 July 2002	385.6	**425.8**	**+10.4**	**+5.7**
Half year Sales (26 weeks to 27 July 2002)	715.9	**789.1**	**+10.2**	**+5.3**
Full Year Sales (52 weeks ended 27 July 2002)	1,547.5	**1,668.2**	**+7.8**	**+3.1**

DAVID JONES

David Jones Limited A.C.N. 000 074 573
A.B.N. 75 000 074 573
86-108 Castlereagh Street, Sydney, NSW, 2000

"David Jones has continued to gain market share now for 3 years, in fact we have grown share for 6 straight halves. We had strong results in this half across all of our merchandise segments. We are particularly happy with our cosmetics, and men's and women's apparel result which demonstrates the strength of both our buying and stores teams. Western Australia and Victoria have been particularly strong performers for us during the half," Mr. Wilkinson said

"Most pleasingly in this highly competitive environment David Jones has not only grown topline sales but limited the gross margin impact of industry wide discounting to a modest amount in line with that evidenced in the first half. We countered discounts on commodity items but held our ground with regards to our key merchandise categories. David Jones continued to leverage its well established brand and marketing strategy to effectively minimise the impact of competitive activity" Mr. Wilkinson said

Outlook

"Customer confidence began to demonstrate significant improvement at the beginning of this calendar year and appears to be holding despite the unusual level of volatility in overseas markets particularly in the United States. Naturally it is difficult to forecast the effect on local consumer sentiment of sustained volatility in those markets," Mr. Wilkinson said.

"Some Spring items are already on the shop floor and are moving well. We are confident we will be able to continue to successfully capitalise on market sentiment going forward", he said.

ENDS (REFERENCE NOTES FOLLOW)
FOR FURTHER INFORMATION CONTACT

Jill Campbell
General Manager Corporate Affairs
David Jones Limited
02 9266 5960 / 0412 047 448
jillcampbell@davidjones.com.au

EDITOR'S NOTES

①Note re Net Profit Guidance provided 14 May 2002

David Jones provided guidance to the market on 14 May 2002 as part of a strategy presentation. At that time the company advised that it expected NPAT (before preference share dividends) for 2001/2002 to be within the following ranges:

- Pre significant items $33 to $34m
- Post significant items (before allowing for any possible Foodchain lease exit costs) $11m to $12m

The company now advises it has raised its guidance and that it now expects NPAT (before preference share dividends) for 2001/2002 to be between the following ranges:

- Pre significant items $34.5 to $35.5m
- Post significant items (before allowing for any possible Foodchain lease exit costs) $12.5m to $13.5m

Copies of the 14 May 2002 announcement are available on the company's website at www.davidjones.com.au.

②Like for Like calculations

All LFL figures are ex GST, and are for the core department store business only. Note Campbelltown (Macarthur Square) opened 13 September 2001, Hornsby (Westfield Hornsby) 26 September 2001. Foodchain openings were as follows - Brighton November 2000, Hawthorn June 2001, Parramatta August 2001, and St Kilda February 2002. David Jones Online commenced trading in November 2000.

Copies of all announcements issued by David Jones are available on the Company website at www.davidjones.com.au. *Upon accessing the site, click on "For Investors" at the bottom of the screen to go through to releases and announcements*.